News Release

For Immediate Release

West Fraser Announces Second Quarter 2025 Results
VANCOUVER, B.C., July 23, 2025 – West Fraser Timber Co. Ltd. ("West Fraser" or the "Company") (TSX and NYSE: WFG) reported today the second quarter results of 2025 ("Q2-25"). All dollar amounts in this news release are expressed in U.S. dollars unless noted otherwise.
Second Quarter Highlights
•Sales of $1.532 billion and earnings of $(24) million, or $(0.38) per diluted share
•Adjusted EBITDA1 of $84 million, representing 6% of sales
•Lumber segment Adjusted EBITDA1 of $15 million
•North America Engineered Wood Products (“NA EWP”) segment Adjusted EBITDA1 of $68 million
•Pulp & Paper segment Adjusted EBITDA1 of $(1) million
•Europe Engineered Wood Products (“Europe EWP”) segment Adjusted EBITDA1 of $2 million
•Renewed and extended $1 billion credit facility and increased and extended $300 million term loan
•Repurchased 448,001 shares for aggregate consideration of $33 million
•Released 2024 Sustainability Report
“Demand for many of our wood-based building products slowed in the second quarter as spring building activity fell short of our expectations. This was more acute in our NA EWP segment, which experienced further easing of demand as the quarter progressed, consistent with government data pointing to softer U.S. new home construction,” said Sean McLaren, West Fraser’s President and CEO.
"However, while uncertainty for wood building products demand persists given ongoing housing affordability challenges and the lingering prospects of higher lumber duties and tariffs on many of our products, it is important to note that we are taking action to ensure our operations are flexible, sized to meet the needs of our customers, and that they continue to be managed with a strong focus on controlling costs. Further, we continue to evaluate mill investments that upgrade our portfolio and generate returns above our cost of capital, all while maintaining strong liquidity and a balance sheet that allows us to pursue a balanced capital allocation strategy and opportunistic growth objectives should they meet our long-term strategy.”
1.Adjusted EBITDA is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.

Results Summary

Second quarter sales were $1.532 billion, compared to $1.459 billion in the first quarter of 2025. Second quarter earnings were $(24) million, or $(0.38) per diluted share, compared to earnings of $42 million, or $0.46 per diluted share in the first quarter of 2025. Second quarter Adjusted EBITDA was $84 million compared to $195 million in the first quarter of 2025.
Tariffs
Canadian softwood lumber exports to the U.S. have been the subject of trade disputes and managed trade arrangements for several decades. Countervailing and antidumping duties have been in place since April 2017. Except for a two-day window in Q1-25, our wood products imported to the U.S. have not been subject to tariffs. A Section 232 investigation by the U.S. Secretary of Commerce is ongoing to determine the effects on national security of imports of timber, lumber and their derivative products.
The actual impact of tariffs and possible actions resulting from the Section 232 investigation are subject to a number of factors and uncertainties including the effective date and duration of such tariffs, changes in the amount, scope and nature of the tariffs in the future, any countermeasures that the Canadian government may take, and any mitigating actions that may become available.
Refer to the discussion in our 2024 Annual MD&A under "Risks and Uncertainties - Trade Restrictions" as supplemented by the discussion in our Q1-25 MD&A under "Risks and Uncertainties" for discussion of risks associated with the aforementioned tariffs and possible actions resulting from the Section 232 investigation.
Liquidity and Capital Allocation
Cash and short-term investments increased slightly to $646 million at June 27, 2025 from $641 million at December 31, 2024.
Capital expenditures in the second quarter were $78 million.
We paid $25 million of dividends in the second quarter, or $0.32 per share, and declared a $0.32 per share dividend payable in the third quarter of 2025.
On February 27, 2025, we renewed our normal course issuer bid (“2025 NCIB”) allowing us to acquire up to 3,868,177 Common shares for cancellation from March 3, 2025 until the expiry of the bid on March 2, 2026. From January 1, 2025 to July 22, 2025, 1,094,770 shares have been repurchased under both the prior NCIB and the 2025 NCIB.
Outlook
Markets
Several key trends that have served as positive drivers in recent years are expected to continue to support medium and longer-term demand for new home construction in North America.
The most significant uses for our North American lumber, OSB and engineered wood panel products are residential construction, repair and remodelling and industrial applications. Over the medium term, improved housing affordability from the stabilization of inflation and interest rates, a large cohort of the population entering the typical home buying stage, and an aging U.S. housing stock are expected to drive new home construction and repair and renovation spending that supports lumber, plywood and OSB demand. Over the longer term, growing market penetration of mass timber in industrial and commercial applications is also expected to become a more significant source of demand growth for wood building products in North America.

The seasonally adjusted annualized rate of U.S. housing starts was 1.32 million units in June 2025, with permits issued of 1.40 million units, according to the U.S. Census Bureau. While there are near-term uncertainties for new home construction, owing in large part to the level and rate of change of mortgage rates and the resulting impact on housing affordability, unemployment remains relatively low in the U.S. Further, the U.S. central bank has cut its key lending rate a total of 100 bps since September 2024 and Federal funds futures indicate prospects for additional rate cuts later in 2025, though there are evolving risks related to the U.S. administration’s tariff and other policies, which may be inflationary and could impact rates and rate cut expectations. These developments notwithstanding, demand for new home construction and our wood building products may decline in the near term should the broader economy and employment slow or the trend in interest and mortgage rates negatively impact consumer sentiment and housing affordability.
In Europe and the U.K., we expect challenging industry demand to persist over the near term. In the longer term, we continue to expect demand for our European products will grow as use of OSB as an alternative to plywood grows. An aging housing stock is also expected to support long-term repair and renovation spending and additional demand for our wood building products. In the current environment, inflation appears to have stabilized and interest rates have continued to ease, which is directionally positive for housing demand. That said, ongoing geopolitical developments, including the potential price inflation of U.S. tariffs on the U.K. and Europe, may adversely impact near-term demand for our panel products in the region. Despite these risk factors, we are confident that we will be able to navigate demand markets and capitalize on the long-term growth opportunities ahead.
Operations
While the second quarter experienced some catch-up of previously delayed SYP lumber shipments caused by transportation and weather disruptions earlier in the year, the Lumber segment more broadly has experienced a slower than expected demand environment in the first half of 2025, owing primarily to continued housing affordability challenges as well as uncertainty related to impacts from the U.S. administration’s shifting tariff policies. Therefore, based on current conditions, including the mill closures and indefinite curtailments we announced last year and the uncertainties around the impact of tariffs, offset in part by the ongoing reliability and capital improvement gains across our lumber mill portfolio, we are reducing the ranges of our 2025 lumber shipments targets. For SPF shipments, we are now targeting 2.6 to 2.8 billion board feet (previously 2.7 to 2.9 billion board feet) and for SYP shipments, we are now targeting 2.4 to 2.6 billion board feet (previously 2.5 to 2.7 billion board feet).
In our NA EWP segment, much like the Lumber segment, the second quarter experienced some catch-up of previously delayed shipments caused by transportation challenges earlier in the year. However, the latter part of the second quarter also saw a slowing of demand for our OSB products, which continued into the third quarter. Given this trend and the ongoing risks to our demand forecasts related to trade tariffs and policy uncertainty, we are reducing the range of our 2025 North American OSB target shipments. We are now targeting shipments of 6.3 to 6.5 billion square feet (3/8-inch basis) versus our previous target of 6.5 to 6.8 billion square feet (3/8-inch basis).
In our Europe EWP segment, we continue to expect demand to improve for our MDF, particleboard and OSB panel products in 2025, recognizing there are ongoing macroeconomic uncertainties surrounding interest rates and economic growth in the region. As such, we reiterate guidance for 2025 OSB shipments in the range of 1.0 to 1.25 billion square feet (3/8-inch basis).
The global pulp market continues to experience disruption with the economic impact of U.S. tariffs creating considerable demand uncertainty in Chinese markets. As such, we anticipate NBSK pricing weakness over the near to medium term and a potentially adverse financial impact on our Pulp & Paper segment. Further, we anticipate the Cariboo Pulp & Paper mill will be down for approximately two weeks late in the third quarter for annual maintenance.
1.This is a supplementary financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.

On balance, we continued to experience relatively stable costs for inputs across our supply chain in Q2-25, including resins and chemicals, and contract labour availability and capital equipment lead times continued to show improvement. We expect these trends to largely continue in second half of 2025.
Based on our current outlook, assuming no deterioration from current market demand conditions during the year and no additional lengthening of lead times for projects underway or planned, expected capital expenditures remain in the range of $400 million to $450 million in 20251.
As the U.S. administration’s tariff and other policies evolve, we will evaluate the impact of the tariffs on our operations and consider whether any further revisions to our shipment estimates are warranted. Refer to the discussion in our 2024 Annual MD&A under "Risks and Uncertainties - Trade Restrictions" and in our Q2-25 MD&A under "Risks and Uncertainties" for a detailed discussion of the risks and uncertainties associated with the imposition of tariffs, which may impact our operational guidance and our profitability during 2025.
Management Discussion & Analysis ("MD&A")
Our Q2-25 MD&A and interim consolidated financial statements and accompanying notes are available on our website at www.westfraser.com and the System for Electronic Document Analysis and Retrieval + (“SEDAR+”) at www.sedarplus.ca and the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”) website at www.sec.gov/edgar under the Company’s profile.
Risks and Uncertainties
Risk and uncertainty disclosures are included in our 2024 Annual MD&A, as updated in the disclosures in our Q1-25 MD&A and our Q2-25 MD&A, as well as in our public filings with securities regulatory authorities. See also the discussion of “Forward-Looking Statements” below.
Conference Call
West Fraser will hold an analyst conference call to discuss the Company’s Q2-25 financial and operating results on Thursday, July 24, 2025, at 8:30 a.m. Pacific Time (11:30 a.m. Eastern Time). To participate in the call, please dial: 1-888-510-2154 (toll-free North America) or 437-900-0527 (toll) or connect on the webcast. The call and an earnings presentation may also be accessed through West Fraser’s website at www.westfraser.com. Please let the operator know you wish to participate in the West Fraser conference call chaired by Mr. Sean McLaren, President and Chief Executive Officer.
Following management’s discussion of the quarterly results, investors and the analyst community will be invited to ask questions. The call will be recorded for webcasting purposes and will be available on the West Fraser website at www.westfraser.com.
About West Fraser
West Fraser is a diversified wood products company with more than 50 facilities in Canada, the United States, the United Kingdom, and Europe, which promotes sustainable forest practices in its operations. The Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), pulp, newsprint, wood chips, and other residuals. West Fraser's products are used in home construction, repair and remodelling, industrial applications, papers and tissue. For more information about West Fraser, visit www.westfraser.com.
1.This is a supplementary financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.

Forward-Looking Statements
This news release includes statements and information that constitutes “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of United States securities laws (collectively, “forward-looking statements”). Forward-looking statements include statements that are forward-looking or predictive in nature and are dependent upon or refer to future events or conditions. We use words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts,” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would,” and “could,” to identify these forward-looking statements. These forward-looking statements generally include statements which reflect management’s expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of West Fraser and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods.
Forward-looking statements included in this news release include references to the following and their impact on our business:
•demand in North American and European markets for our products, including demand from new home construction, repairs and renovations and industrial and commercial applications;
•the impact on demand for our products resulting from the ongoing housing affordability and the U.S. administration's tariff and other policies;
•international trade and trade restrictions, including the impact of tariff actions and possible actions from the 232 investigation;
•the impact of sustained elevated interest rates and inflationary pressures on mortgage rates and housing affordability;
•the anticipated growing market penetration of mass timber;
•the anticipated moderation of interest rates, including prospects of additional rate cuts in 2025, and the potential impact of the U.S. administration's tariff and other policies on this trend;
•our plans to take action to ensure our operations are flexible, sized to meet the needs of our customers, and that they continue to be managed with a strong focus on controlling costs;
•our strategy of improving our cost position across our portfolio of mills and investing to modernize our mills;
•the anticipated continuation of relatively stable costs across our supply chain over the near term and continued challenges on labour availability and capital equipment lead times;
•operational guidance, including projected shipments, projected capital expenditures and the potential impact of tariffs on our projections; and
•the continuation of investments in our assets and the maintenance of our balance sheet flexibility to be able to pursue a balanced capital allocation strategy and opportunistic growth objectives.

By their nature, these forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts, and other forward-looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to:

•assumptions in connection with the economic and financial conditions in the U.S., Canada, U.K., Europe and globally and consequential demand for our products, including the ability to meet our shipment guidance, and variability of operating schedules and the impact of the conflicts in Ukraine and the Middle East;
•future increases in interest rates and inflation or continued sustained higher interest rates and rates of inflation could impact housing affordability and repair and remodelling demand, which could reduce demand for our products;
•near and long-term impacts and uncertainties of U.S. administration tariffs and other policies on the demand and prices of our wood products in the U.S. and the consequential impact on the profitability of our Canadian business, financial condition and results of operations;

•risks associated with international trade and trade restrictions, including impact of tariff actions and possible actions from the Section 232 investigation such as potential tariffs, export controls, including quotas, or incentives to increase domestic production, future cross border trade rulings, agreements and duty rates;
•global supply chain issues may result in increases to our costs and may contribute to a reduction in near-term demand for our products;
•continued governmental approvals and authorizations to access timber supply, and the impact of forest fires, infestations, environmental protection measures and actions taken by government respecting Indigenous rights, title and/or reconciliation efforts on these approvals and authorizations;
•risks inherent in our product concentration and cyclicality;
•effects of competition for logs, availability of fibre and fibre resources and product pricing pressures, including continued access to log supply and fibre resources at competitive prices and the impact of third-party certification standards; including reliance on fibre off-take agreements and third party consumers of wood chips;
•effects of variations in the price and availability of manufacturing inputs, including energy, employee wages, resin and other input costs, and the impact of inflationary pressures on the costs of these manufacturing costs, including increases in stumpage fees and log costs;
•availability and costs of transportation services, including truck and rail services, and port facilities, and impacts on transportation services of wildfires and severe weather events, and the impact of increased energy prices on the costs of transportation services;
•the recoverability of property, plant and equipment ($3,812 million), goodwill and intangibles ($2,159 million), both as at June 27, 2025, is based on numerous key assumptions which are inherently uncertain, including production volume, product pricing, operating costs, terminal multiple, and discount rate. Adverse changes in these assumptions could lead to a change in financial outlook which may result in carrying amounts exceeding their recoverable amounts and as a consequence an impairment, which could have a material non-cash adverse effect on our results of operations;
•transportation constraints, including the impact of labour disruptions, may negatively impact our ability to meet projected shipment volumes;
•the timing of our planned capital investments may be delayed, the ultimate costs of these investments may be increased as a result of inflation, and the projected rates of return may not be achieved;
•various events that could disrupt operations, including natural, man-made or catastrophic events including drought, wildfires, cyber security incidents, any state of emergency and/or evacuation orders issued by governments, and ongoing relations with employees;
•risks inherent to customer dependence;
•implementation of important strategic initiatives and identification, completion and integration of acquisitions;
•impact of changes to, or non-compliance with, environmental or other regulations;
•government restrictions, standards or regulations intended to reduce greenhouse gas emissions and our inability to achieve our SBTi commitment for the reduction of greenhouse gases as planned;
•the costs and timeline to achieve our greenhouse gas emissions objectives may be greater and take longer than anticipated;
•changes in government policy and regulation, including actions taken by the Government of British Columbia pursuant to recent amendments to forestry legislation and initiatives to defer logging of forests deemed “old growth” and the impact of these actions on our timber supply;
•impact of weather and climate change on our operations or the operations or demand of our suppliers and customers;
•ability to implement new or upgraded information technology infrastructure;
•impact of information technology service disruptions or failures;
•impact of any product liability claims in excess of insurance coverage;
•risks inherent to a capital intensive industry;
•impact of future outcomes of tax exposures;
•potential future changes in tax laws, including tax rates;
•risks associated with investigations, claims and legal, regulatory and tax proceedings covering matters which if resolved unfavourably may result in a loss to the Company;
•effects of currency exposures and exchange rate fluctuations;

•fair values of our electricity swaps may be volatile and sensitive to fluctuations in forward electricity prices and changes in government policy and regulation;
•future operating costs;
•availability of financing, bank lines, securitization programs and/or other means of liquidity;
•continued access to timber supply in the traditional territories of Indigenous Nations and our ability to work with Indigenous Nations in B.C. to secure continued fibre supply for our lumber mills through various commercial agreements and joint ventures;
•our ability to continue to maintain effective internal control over financial reporting;
•the risks and uncertainties described in this document; and
•other risks detailed from time to time in our annual information forms, annual reports, MD&A, quarterly reports and material change reports filed with and furnished to securities regulators.
In addition, actual outcomes and results of these statements will depend on a number of factors including those matters described under “Risks and Uncertainties” in our 2024 Annual MD&A, Q1-25 MD&A, and the Q2-25 MD&A and may differ materially from those anticipated or projected. This list of important factors affecting forward‑looking statements is not exhaustive and reference should be made to the other factors discussed in public filings with securities regulatory authorities. Accordingly, readers should exercise caution in relying upon forward‑looking statements and we undertake no obligation to publicly update or revise any forward‑looking statements, whether written or oral, to reflect subsequent events or circumstances except as required by applicable securities laws.
Non-GAAP and Other Specified Financial Measures
Throughout this news release, we make reference to (i) certain non-GAAP financial measures, including Adjusted EBITDA and Adjusted EBITDA by segment (our “Non-GAAP Financial Measures”), and (ii) certain supplementary financial measures, including our expected capital expenditures (our “Supplementary Financial Measures”). We believe that these Non-GAAP Financial Measures and Supplementary Financial Measures (collectively, our “Non-GAAP and other specified financial measures”) are useful performance indicators for investors with regard to operating and financial performance and our financial condition. These Non-GAAP and other specified financial measures are not generally accepted financial measures under IFRS Accounting Standards and do not have standardized meanings prescribed by IFRS Accounting Standards. Investors are cautioned that none of our Non-GAAP Financial Measures should be considered as an alternative to earnings or cash flow, as determined in accordance with IFRS Accounting Standards. As there is no standardized method of calculating any of these Non-GAAP and other specified financial measures, our method of calculating each of them may differ from the methods used by other entities and, accordingly, our use of any of these Non-GAAP and other specified financial measures may not be directly comparable to similarly titled measures used by other entities. Accordingly, these Non-GAAP and other specified financial measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The reconciliation of the Non-GAAP measures used and presented by the Company to the most directly comparable measures under IFRS Accounting Standards is provided in the tables set forth below. Figures have been rounded to millions of dollars to reflect the accuracy of the underlying balances and as a result certain tables may not add due to rounding impacts.
Adjusted EBITDA and Adjusted EBITDA by segment
Adjusted EBITDA is defined as earnings determined in accordance with IFRS Accounting Standards adding back the following line items from the consolidated statements of earnings and comprehensive earnings: finance income or expense, tax provision or recovery, amortization, equity-based compensation, restructuring and impairment charges, and other income or expense.
Adjusted EBITDA by segment is defined as operating earnings determined for each reportable segment in accordance with IFRS adding back the following line items from the consolidated statements of earnings and comprehensive earnings for that reportable segment: amortization, equity-based compensation, and restructuring and impairment charges.

EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance, ability to incur and service debt, and as a valuation metric. We calculate Adjusted EBITDA and Adjusted EBITDA by segment to exclude items that do not reflect our ongoing operations and that should not, in our opinion, be considered in a long-term valuation metric or included in an assessment of our ability to service or incur debt.
We believe that disclosing these measures assists readers in measuring performance relative to other entities that operate in similar industries and understanding the ongoing cash generating potential of our business to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends. Adjusted EBITDA is used as an additional measure to evaluate the operating and financial performance of our reportable segments.
The following tables reconcile Adjusted EBITDA to the most directly comparable IFRS measure, earnings.
Quarterly Adjusted EBITDA
($ millions)

	Q2-25	Q1-25
Earnings (loss)	$(24)	$42
Finance income, net	(4)	(6)
Tax provision (recovery)	(19)	25
Amortization	134	134
Equity-based compensation	(5)	(3)
Restructuring and impairment charges	—	—
Other expense	2	3
Adjusted EBITDA	$84	$195
The following tables reconcile Adjusted EBITDA by segment to the most directly comparable IFRS measures for each of our reportable segments. We consider operating earnings to be the most directly comparable IFRS measure for Adjusted EBITDA by segment as operating earnings is the IFRS measure most used by the chief operating decision maker when evaluating segment operating performance.
Quarterly Adjusted EBITDA by segment
($ millions)

Q2-25	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corp & Other	Total
Operating earnings (loss)	$(31)	$(5)	$(5)	$(8)	$3	$(45)
Amortization	46	73	4	10	1	134
Equity-based compensation	—	—	—	—	(5)	(5)
Adjusted EBITDA by segment	$15	$68	$(1)	$2	$—	$84

Q1-25	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corp & Other	Total
Operating earnings (loss)	$21	$52	$3	$(13)	$1	$64
Amortization	46	72	4	10	1	134
Equity-based compensation	—	—	—	—	(3)	(3)
Adjusted EBITDA by segment	$66	$125	$7	$(2)	$(1)	$195

Expected capital expenditures
This measure represents our best estimate of the amount of cash outflows relating to additions to capital assets for the current year based on our current outlook. This amount is comprised primarily of various improvement projects and maintenance-of-business expenditures, projects focused on optimization and automation of the manufacturing process, and projects targeted to reduce greenhouse gas emissions. This measure assumes no deterioration in market conditions during the year and that we are able to proceed with our plans on time and on budget. This estimate is subject to the risks and uncertainties identified in the Company’s 2024 Annual MD&A and Q2-25 MD&A.
For More Information

Investor Contact
Robert B. Winslow, CFA
Director, Investor Relations & Corporate Development
Tel. (416) 777-4426
shareholder@westfraser.com
Media Contact
Joyce Wagenaar
Director, Communications
Tel. (604) 817-5539
media@westfraser.com